
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 24, 2009

Mr. S. Jeffrey Johnson
Chief Executive Officer
Cano Petroleum, Inc.
801 Cherry Street, Suite 3200
Ft. Worth, TX 76102

   Re: **Cano Petroleum, Inc.**
       Form 10-K for the Fiscal Year Ended June 30, 2008
       Filed September 11, 2008
       Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2008
       Filed October 28, 2008
       Response letter dated March 6, 2009
       File No. 1-32496

Dear Mr. Johnson:

   We have reviewed your filings and response letter dated March 6, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Business and Properties, page 3

Customers, page 8

1. We note your response to prior comment one from our letter dated February 20, 2009. Given that you determined the sales contracts with Valero Marketing Supply Co., Eagle Rock Field Services, LP, Coffeeville Refinery and Marketing, LLC, DCP Midstream, LP, and Sunoco, Inc. may be considered material contracts, please amend Part IV of your Form 10-K to include such contracts as exhibits.

Notes to Consolidated Financial Statements

Note 1 Organization and Summary of Significant Accounting Policies

Oil and Gas Properties and Equipment, page F-6

2.   Your response to prior comment three from our letter dated February 20, 2009 explains that costs incurred for waterflood and alkaline-surfactant-polymer projects prior to the establishment of proved reserves are capitalized. The guidance provided in SFAS 19 reflects an activity based model of accounting for oil and gas activities. For costs related to enhanced oil recovery incurred during the exploration stage, please explain why you believe your accounting policy regarding capitalization of such cost prior to the establishment of proved reserves is consistent with the guidance found in paragraphs 16-24 of SFAS 19.

As part of your response, please discuss the specific nature of the costs incurred prior to establishing proved reserves, and tell us whether such costs are similar to the types described in paragraph 17, 18, or 19 of SFAS 19.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or in his absence, Mike Karney at (202) 551-3847 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director